UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________
FORM 11-K
 _____________________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
Commission File Number: 000-21835
 _____________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
1500 WEST UNIVERSITY PARKWAY
SARASOTA, FLORIDA 34243

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SUN HYDRAULICS CORPORATION
1500 WEST UNIVERSITY PARKWAY
SARASOTA, FLORIDA 34243

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Sun Hydraulics Corporation 401(k) and
ESOP Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor have we been engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.
Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

June 18, 2014
Clearwater, Florida

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2013	2012
Assets
Investments at fair value
Money market fund	$8,749,125	$8,309,377
Mutual funds	41,816,086	33,481,130
Self directed brokerage accounts	2,064,566	1,555,268
Sponsor company common stock, non-participant directed	21,843,560	14,075,819
Total investments at fair value	74,473,337	57,421,594
Receivables
Employer contribution-cash	663	391
Employer contribution- sponsor company common stock	2,780,087	3,015,507
Participants’ contribution	890	524
Notes receivable from participants including interest	2,503,041	2,741,485
Total receivables	5,284,681	5,757,907
Net assets available for benefits	$79,758,018	$63,179,501
The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2013	2012
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$16,083,590	$5,000,828
Interest	1,829	3,634
Participant loan interest	136,948	136,248
Total investment income	16,222,367	5,140,710
Contributions
Participant	1,942,652	1,967,955
Employer-cash	1,283,675	1,336,329
Employer-sponsor company common stock, at fair value	2,780,087	3,015,507
Rollovers	72,754	120,723
Total contributions	6,079,168	6,440,514
Total additions	22,301,535	11,581,224
Deductions from net assets attributed to:
Benefits paid to participants	5,695,989	4,433,420
Administrative expenses	27,029	20,489
Total deductions	5,723,018	4,453,909
Net increase	16,578,517	7,127,315
Net assets available for benefits
Beginning of the year	63,179,501	56,052,186
End of the year	$79,758,018	$63,179,501
The accompanying Notes to the Financial Statements are an integral part of these financial statements.

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

1.	Description of Plan
The following description of the Sun Hydraulics Corporation 401(k) and ESOP Retirement Plan (f/k/a Sun Hydraulics Corporation Retirement Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.
General
The Plan became effective January 1, 1979. The Plan is a defined contribution 401(k) plan covering employees of its sponsor, Sun Hydraulics Corporation (“Corporation”), who have completed three months employment and reached the age of 18. Employees may enroll in the Plan effective on the first day of each calendar quarter following their third month of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
During 2004, the Corporation adopted the Employee Stock Ownership Plan (“ESOP”). Under the ESOP, the Corporation may contribute on a discretionary basis company common stock to all employees eligible to participate in the Plan. The ESOP is a non-participant directed investment as the Corporation makes all contributions to the fund.
The sponsor company common stock fund is a share-based stock fund. At December 31, 2013, the fund held 534,988 shares of Sun Hydraulics Corporation common stock with a price of $40.83 per share as of such date. At December 31, 2012, the fund held 539,717 shares of Sun Hydraulics Corporation common stock with a price of $26.08 per share as of such date.
The Plan is administered by the Employee Benefits Committee (the “Committee”) except in connection with the acquisition, retention or disposition of Corporation stock held by the Plan, with respect to which the Board of Directors retains authority. The Committee is composed of five employees of the Corporation appointed by the Corporation’s Board of Directors. Charles Schwab Trust Company (the “Trustee”) is the current trustee for the Plan. Schwab Retirement Plan Services, Inc. provides the recordkeeping, accounting, and the telephone and Internet exchange features of the Plan.
Contributions
Salary deferral contributions are made by participating employees through payroll deductions in amounts authorized by the employees. The Plan allows participants to make pre-tax contributions from 1% to 100% of their salary not to exceed statutory limits. Pre-tax contributions, of up to 6% of the employee’s salary (depending on length of service), are matched by the Corporation. Matching contributions are based on the years of service as listed in the following schedule:

Years of Service	% Match
Less than three years	3%
After three years	4%
After five years	5%
After seven or more years	6%

Additional contributions may be made by the Corporation on a discretionary basis. During 2013 and 2012, the Corporation contributed $2,780,087 and $3,015,507, respectively, to the ESOP in the form of company stock. The contributions in 2013 and 2012 are shown as a contribution receivable for that plan year.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, any employer contribution and an allocation of Plan earnings or losses. Allocations are based on the participant’s account balance.

Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants are vested in employer matching contributions and discretionary employer ESOP contributions based upon years of service defined in the Plan, as follows:

Years of Service	Vesting %
Less than 1	—%
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Payment of Benefits
If a participant ceases to be employed by the Corporation for any reason other than death or total and permanent disability, prior to satisfying the age and service requirements for early or normal retirement, the terminated participant may elect to receive lump-sum or periodic payments of the participant’s vested account balance. Withdrawals may be subject to tax withholdings and penalties.
Benefits may be paid upon death, disability, termination or retirement to the participants or their beneficiaries, in lump-sum amounts or periodic payments. Under certain circumstances, hardship withdrawals are allowed from the Plan.
Investment Options
The participants, upon enrollment in the Plan, elect to invest their contributions, in one (1) % increments, in the investment options provided by the Plan. Initial investments in sponsor company common stock is not a participant directed investment option.

Notes Receivable From Participants
A participant may receive a loan based on the loan program set forth by the Plan. The minimum loan is $1,000 and the maximum is $50,000, not to exceed 50% of the participant’s vested account balance. Loans are repaid through payroll deductions over a maximum of five (5) years. A participant can have only one loan outstanding at one time. Current loans bear interest at a rate of 5.25%.
Plan Expenses
The Plan pays the account administrative service fee from income earned by the Plan. The Corporation pays the legal and accounting fees, and other expenses on behalf of the Plan.
Forfeitures
At December 31, 2013 and 2012, forfeited nonvested accounts totaled $2,132 and $6,898, respectively. Account balances will revert back to the Plan and will be used to pay reasonable administrative expenses of the Plan; any excess will be used to reduce the employer’s matching contributions.

2.	Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
The Plan’s investments are held by the Trustee. The Plan’s investments are stated at fair value. If available, quoted market prices are used to value investments. For investments without quoted market prices, the net asset value is calculated and verified on a daily basis by the respective trusts and reported to the Trustee. Notes receivable from participants are valued at cost which approximates fair value. Investment income and gains and losses are allocated among participants on the basis of individual participant account balances. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized when earned.
Payment of Benefits
Benefits are recorded when paid.

Net Appreciation (Depreciation) in Fair Value of Investments
The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of its investments consisting of interest, dividends, the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

3.	Investments
Investment balances that represent five percent or more of the net assets available for benefits are as follows:

	2013	2012
Sponsor Company Common Stock	$21,843,560	$14,075,819
Schwab Value Advantage Instl	8,748,565	8,309,021
Schwab S&P 500 Index Select	7,671,083	6,596,475
Blackrock Lifepath 2020	5,334,435	3,276,781
JPMorgan Core Bond Fund	4,373,362	4,735,250
Rainier Large Cap Equity	4,204,244	3,217,944

During the years ended December 31, 2013 and 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Mutual funds	$6,744,603	$3,724,163
Money market fund	27,969	(7,248)
Common/collective trust fund	*	39,516
Sponsor company common stock	8,961,423	1,190,503
Self directed brokerage account	349,595	53,894
Net change in fair value	$16,083,590	$5,000,828

*	The Schwab Stable Value Select Fund was terminated as of the close of business on April 30, 2012 and was replaced with the Schwab Value Advantage Instl Fund.

4.	Fair Value Measurements
The Company applies fair value accounting guidelines for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Under these guidelines, fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability (i.e. an exit price) in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 - Unobservable inputs that are supported by little, infrequent, or no market activity and reflect the Company’s own assumptions about inputs used in pricing the asset or liability.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Common stocks
Sun Hydraulics Corporation common stock and common stocks held in self-directed brokerage accounts are stated at fair value as quoted by the market close price on a recognized securities exchange on the last business day of the Plan year and are classified as Level 1.
Money market funds
Money market funds and money market funds held in a self-directed brokerage account are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1.
Mutual funds
Mutual funds and mutual funds held in self-directed brokerage accounts are valued at quoted prices in an active market, which represents the net asset values of shares held by the Plan at year-end and are classified as Level 1.

As of December 31, 2013, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/13 Using
	Assets Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	12/31/2013	(Level 1)	(Level 2)	(Level 3)
Sponsor company common stock	$21,843,560	$21,843,560	—	—
Money market fund	8,749,125	8,749,125	—	—
Mutual funds
Target/life cycle/allocation	10,314,231	10,314,231	—	—
Fixed income	5,151,929	5,151,929	—	—
Large company equity	14,524,378	14,524,378	—	—
Mid company equity	3,663,355	3,663,355	—	—
Small company equity	3,464,100	3,464,100	—	—
International/global equity	4,698,093	4,698,093	—	—
Self directed brokerage accounts	2,064,566	2,064,566	—	—
	$74,473,337	74,473,337	—	—

As of December 31, 2012, the Plan’s investments measured at fair value on a recurring basis were as follows:

		Fair Value Measurements at 12/31/12 Using
	Assets Measured at Fair Value at	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	12/31/2012	(Level 1)	(Level 2)	(Level 3)
Sponsor company common stock	$14,075,819	$14,075,819	—	—
Money market fund	8,309,377	8,309,377	—	—
Mutual funds
Target/life cycle/allocation	7,018,444	7,018,444	—	—
Fixed income	5,868,723	5,868,723	—	—
Large company equity	11,746,917	11,746,917	—	—
Mid company equity	2,623,847	2,623,847	—	—
Small company equity	2,271,929	2,271,929	—	—
International/global equity	3,951,270	3,951,270	—	—
Self directed brokerage accounts	1,555,268	1,555,268	—	—
	$57,421,594	57,421,594	—	—

5.	Non-participant Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	2013	2012
Net assets:
Sponsor company common stock	$21,843,560	$14,075,819

	Year Ended December 31,
	2013	2012
Changes in net assets:
Contributions	$3,015,507	$3,753,480
Net appreciation	8,961,423	1,190,503
Benefits paid to participants	(1,623,963)	(895,148)
Administrative expenses	(7,333)	(5,501)
Loans taken	(384,733)	(392,604)
Forfeitures	(45,368)	(26,256)
Transfers to participant directed investments	(2,147,791)	(789,690)
	$7,767,742	$2,834,784

6.	Tax Status of the Plan
The Internal Revenue Service has determined and informed the Corporation by letter dated November 4, 2013, that the Plan and related trusts were designed in accordance with applicable sections of the Internal Revenue Code. The Corporation believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

7.	Plan Termination
Although it has not expressed any intent to do so, the Corporation has the right under the Plan to amend or discontinue the Plan at any time and to terminate the Plan, subject to the terms of ERISA. In the event of Plan termination, the participants will become 100% vested in their accounts and net assets of the Plan will be distributed to the participants and beneficiaries of the Plan.

8.	Related Party Transactions
Certain Plan investments are shares of mutual funds managed by the Trustee and shares of the Corporation’s common stock; and, therefore, these transactions qualify as party-in-interest.

9.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	Reconciliation of Financial Statements to Schedule H of Form 5500
The following is a reconciliation of net increase in net assets available for benefits for the years ended December 31, 2013 and 2012 per the financial statements to net income on Schedule H of Form 5500:

	2013	2012
Net increase in net assets available for benefits per the financial statements	$16,578,517	$7,127,315
Adjustment from fair value to contract value for fully benefit responsive investment contract	—	(57,468)
Net income per Schedule H of Form 5500, line 2(k)	$16,578,517	$7,069,847

SUPPLEMENTAL SCHEDULE

SUN HYDRAULICS CORPORATION 401(K) AND ESOP RETIREMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013
Information furnished pursuant to item 4i, Schedule H of Form 5500
Employer identification number: 59 2754337

(a)	(b)	( c )	(d)	(e)
		Description of
		investment including
		maturity date, rate of
	Identity of issuer, borrower,	interest, collateral, par or
	lessor, or similar party	maturity value	Cost	Market Value
*	Schwab Value Advantage Instl	Money Market Fund	#	$8,748,565
*	Schwab Government Money Fund	Money Market Fund	#	560
	American Beacon Large Cap Value	Mutual Fund	#	2,649,051
	Blackrock Lifepath 2020	Mutual Fund	#	5,334,435
	Blackrock Lifepath 2030	Mutual Fund	#	2,994,958
	Blackrock Lifepath 2040	Mutual Fund	#	1,116,849
	Blackrock Lifepath 2050	Mutual Fund	#	243,699
	Blackrock Lifepath Ret I	Mutual Fund	#	624,292
	Columbia Mid Cap Index Z	Mutual Fund	#	664,332
	Columbia Small Cap Index Z	Mutual Fund	#	1,110,069
	First Eagle Overseas A	Mutual Fund	#	534,517
	JPMorgan Core Bond Fund	Mutual Fund	#	4,373,362
	Loomis Sayles Small Cap Value	Mutual Fund	#	2,354,031
	Manning & Napier World Oppty A	Mutual Fund	#	3,441,634
	Morgan Stanley Mid Cap Grth P	Mutual Fund	#	464,168
	Oppenheimer Developing Mkts Y	Mutual Fund	#	721,942
	Perkins Mid Cap Value Inv	Mutual Fund	#	2,534,855
	Rainier Large Cap Equity	Mutual Fund	#	4,204,244
*	Schwab S&P 500 Index Select	Mutual Fund	#	7,671,081
	Vanguard Inflation Protection Sec	Mutual Fund	#	778,567
	Personal Choice Retirement Account	Self Directed Brokerage Account	#	2,064,566
**	Sponsor Company Common Stock	Common Stock	9,663,266	21,843,560
	Notes receivable from participants	Various maturity dates with interest at 5.25%	#	2,503,041
	Total investments		$9,663,266	$76,976,378

*	Represents a party-in-interest to the Plan.
**	Represents both a party-in-interest to the Plan and a non-participant directed fund.
#	Investments are participant-directed and, therefore, cost information is not required.

See accompanying independent registered public accounting firm’s report.

Exhibits:

Exhibit Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm – Mayer, Hoffman, McCann, P. C.
SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Hydraulics Corporation 401(K) and ESOP Retirement Plan

June 18, 2014	By:	/s/ Tricia L. Fulton
Tricia L. Fulton
Chief Financial Officer (Principal
Financial and Accounting Officer)